1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE

2Q07 Quarterly Management Report July 26, 2007
CONTACT
Elizabeth Sun / Harrison Hsueh
Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088/2086
Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in
NT billions except noted otherwise)	2Q07	1Q07	2Q06	QoQ	YoY
EPS (NT$ per common share)	0.96	0.71	1.29	35.3%	(25.1%)
(US$ per ADR unit)	0.15	0.11	0.20

Consolidated Net Sales	74.92	64.90	82.12	15.4%	(8.8%)
Gross Profit	32.18	24.61	42.50	30.8%	(24.3%)
Gross Margin	43.0%	37.9%	51.8%
Operating Expense	(7.45)	(6.73)	(7.18)	10.6%	3.8%
Non-Operating Items	3.29	2.19	0.95	50.2%	246.7%
Net Income	25.48	18.84	34.00	35.3%	(25.1%)
Net Profit Margin	34.0%	29.0%	41.4%

Wafer Shipment (kpcs 8 inch-equiv.)	1,856	1,566	1,869	18.5%	(0.7%)
Remarks:
The second quarter diluted earnings per share were NT$0.96, representing a 25.1% decrease over the same period last year and a 35.3% sequential increase from the previous quarter. The consolidated operating results of 2Q07 are summarized below:
Second quarter net sales were NT$75 billion, a decline of 8.8% compared to net sales of NT$82 billion for the same period a year ago and an increase of 15.4% compared to net sales of NT$65 billion in the prior quarter.
Gross profit for 2Q07 was NT$32 billion, which represents a year-over-year decrease of 24.3% and a quarter-over-quarter increase of 30.8%. Second quarter gross margin was 43%, higher than the 37.9% gross margin reported in the first quarter of 2007.
Operating expenses were NT$7.4 billion or 10% of the net sales. The combined result from non-operating income and long-term investments was a gain of NT$3.3 billion.
Consolidated net income attributable to shareholders of the parent company was NT$25 billion, down 25.1% from a year ago level and up 35.3% from the previous quarter. Net profit margin was 34% for 2Q07.

TSMC July 26, 2007	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	2Q07	1Q07	2Q06
Computer	29%	30%	30%
Communication	44%	42%	44%
Consumer	18%	17%	20%
Industrial/Others	6%	7%	5%
Memory	3%	4%	1%

By Technology	2Q07	1Q07	2Q06
65nm and below	3%	1%	—
90nm	26%	22%	24%
0.11/0.13um	24%	26%	25%
0.15/0.18um	30%	30%	32%
0.25/0.35um	12%	15%	14%
0.50um+	5%	6%	5%

By Customer Type	2Q07	1Q07	2Q06
Fabless/System	68%	65%	72%
IDM	32%	35%	28%

By Geography	2Q07	1Q07	2Q06
North America	74%	77%	77%
Asia Pacific	13%	11%	10%
Europe	9%	7%	9%
Japan	4%	5%	4%
Revenue Analysis:
Second quarter consolidated net sales came in at the high end of our expectation to reach NT$75 billion.
Businesses from the three main applications recovered from the inventory correction. On a sequential basis, revenues from communication and consumer applications both increased by 25%, while revenues from computer applications increased by 13%.Revenues from 65nm and 90nm accounted for 3% and 26% of total wafer sales, respectively, higher than that in the previous quarter. Revenues from advanced technologies (0.13-micron and below) accounted for 53% of total wafer sales, up four percentage points from the first quarter of 2007.
Revenues from IDM customers accounted for 32% of total wafer sales during the quarter, compared to 35% in the previous quarter.
Geographically, revenues from North America accounted for 74% of total wafer sales. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 13%, 9% and 4% of wafer sales, respectively.

TSMC July 26, 2007	Page 3
II. Capacity
II. Capacity

	1Q07	2Q07	3Q07	4Q07	2007
Fab / (Wafer size)	(A)	(A)	(F)	(F)	(F)
Fab-2 (6”)[1]	257	257	273	273	1,060
Fab-3 (8”)	259	262	267	269	1,057
Fab-5 (8”)	144	155	163	166	627
Fab-6 (8”)	245	255	274	279	1,053
Fab-8 (8”)	239	239	260	265	1,004
Fab-12 (12”)[2]	169	180	198	221	768
Fab-14 (12”)[2]	103	113	154	176	546
WaferTech (8”)	104	105	106	106	419
TSMC (Shanghai) (8”)	90	94	99	106	389
TSMC total capacity (8” equiv. Kpcs)	1,836	1,913	2,113	2,237	8,099
SSMC (8”)	53	55	56	61	226
Total managed capacity (8” equiv. Kpcs)	1,890	1,967	2,169	2,298	8,325

Note: 1.	Figues represent number of 6” wafers. Conversion to 8”-equivalent wafers is by dividing this number by 1.78

2.	Figues represent number of 12” wafers. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25
Capacity :
Total TSMC managed capacity was 1,967K 8-inch equivalent wafers in 2Q07, 4% higher than 1Q07. TSMC managed capacity in 3Q07 will increase by 10% sequentially to reach 2,169K 8-inch equivalent wafers.
Total managed capacity for year 2007 is expected to be 8,325K 8-inch equivalent wafers, up 18% from 7,062K 8-inch equivalent wafers in year 2006.
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(In NT billions)	2Q07	1Q07	2Q06
COGS	42.7	40.3	39.6
Depreciation	17.9	18.5	16.5
Other MFG Cost	24.8	21.8	23.1

Gross Profit	32.2	24.6	42.5

Gross Margin	43.0%	37.9%	51.8%
Gross Profit Analysis:
Consolidated gross profit for the second quarter 2007 was NT$32 billion, or 43% of net sales, up from a gross profit of NT$25 billion, or 37.9% of net sales, in the previous quarter. Second quarter gross margin improved by 5.1 percentage points primarily due to higher capacity utilization and lower depreciation expenses, offset slightly by a lower average selling price.

TSMC July 26, 2007	Page 4
III — 2. Operating Expenses *

(In NT billions)	2Q07	1Q07	2Q06
Total Operating Exp.	7.45	6.73	7.18
SG&A	3.15	2.79	3.08
Research & Development	4.30	3.94	4.10

*	Certain prior period amounts have been reclassified to conform with current period presentation.
Operating Expenses:
Total operating expenses for 2Q07 were NT$7.4 billion, compared to NT$6.7 billion in the prior quarter. Total operating expenses represented 10% of net sales, down slightly from 10.4% in first quarter of 2007.
Research and development expenditures increased by NT$359 million sequentially, largely due to increased R&D spending on 45nm and 32nm related projects.
SG&A expenses were NT$3.1 billion for the quarter, an increase of NT$354 million quarter-over-quarter, mainly due to higher level of business activities.
III — 3. Non-Operating Items

(In NT millions)	2Q07	1Q07	2Q06
Non-Operating Income/(Exp.)	2,802	1,830	299
Net Interest Income/(Exp.)	1,338	1,162	924
Other Non-Operating	1,464	668	(625)

L-T Investments	488	361	650
SSMC	233	70	471
Others	255	291	179

Total Non-Operating Items	3,290	2,191	949
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$3.3 billion for second quarter of 2007.
Compared to 1Q07, higher non-operating income was mainly due to higher interest income, an increase in mark-to-market adjustment on certain marketable securities, and lawsuit settlement received from SMIC.
Net investment income increased slightly to reach NT$488 million in the quarter, reflecting improved operating performance at SSMC.

TSMC July 26, 2007	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	2Q07	1Q07	2Q06
Cash & Marketable Securities	233.1	217.4	211.6
Accounts Receivable — Trade	37.1	33.1	38.0
Inventory	24.0	22.3	20.1
Total Current Assets	304.6	286.1	279.7
Accounts Payable	28.2	19.2	27.5
Current Portion of Bonds Payable	4.5	4.5	2.5
Accrued Cash Dividend & Profit Sharing	82.1	0.0	65.2
Accrued Liabilities and Others	17.6	21.4	15.1
Total Current Liabilities	132.4	45.1	110.3
Current Ratio (x)	2.3	6.3	2.5
Net Working Capital	172.2	241.0	169.4
Liquidity Analysis:
Total cash and marketable securities increased by NT$16 billion in the second quarter of 2007, mainly due to free cash flows generated during the quarter. As a result, TSMC ended the quarter with NT$305 billion in total current assets, compared to NT$286 billion at the end of the previous quarter.
Total current liabilities were NT$132 billion at the end of the quarter, compared to NT$45 billion at the end of the previous quarter. The increase was mainly due to NT$ 77.5 billion and NT$4.6 billion payables accrued for cash dividends and employee bonuses, respectively.
As a result, net working capital decreased to NT$172 billion with a current ratio of 2.3.
IV — 2. Receivable/Inventory Days

	2Q07	1Q07	2Q06
Days of Receivable	44	47	44
Days of Inventory	52	52	47
Receivable/Inventory Days Trend:
Days of receivable were 44 days in 2Q07, compared to 47 days in the previous quarter.
Days of inventory remained flat at 52 days.
IV — 3. Debt Service

(In NT billions)	2Q07	1Q07	2Q06
Cash & Marketable Securities	233.1	217.4	211.6
Interest-Bearing Debt	26.3	26.2	27.2
Net Cash Reserves	206.8	191.2	184.4
Debt Service:
As a result of the free cash flows generated during the quarter, net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$16 billion to reach NT$207 billion in 2Q07.

TSMC
July 26, 2007
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(In NT billions)	2Q07	1Q07	2Q06

Net Income	25.5	18.8	34.0
Depreciation & Amortization	19.6	20.3	17.9
Other Op Sources/(Uses)	(10.4)	(1.0)	(1.5)
Total Op Sources/(Uses)	34.7	38.1	50.4

Capital Expenditure	(25.3)	(14.0)	(21.4)
Marketable Financial Instruments	15.8	3.5	(7.8)
Other Investing Sources/(Uses)	(0.7)	(2.9)	(1.1)
Net Investing Sources/(Uses)	(10.2)	(13.4)	(30.3)

Repayment of Bonds Payable	0.0	(2.5)	0.0
Other Financing Sources/(Uses)	(0.5)	(0.3)	0.1
Net Financing Sources/(Uses)	(0.5)	(2.8)	0.1

Net Cash Position Changes	24.0	21.9	20.2

Exchange Rate Changes & Others	(0.9)	0.6	(0.0)

Ending Cash Balance	163.4	140.3	141.5
Summary of Cash Flow:
During second quarter of 2007, TSMC generated NT$35 billion in cash from operating activities, mainly from net income of NT$25 billion and depreciation & amortization of NT$20 billion, offset in part by the change in net working capital.
Net cash used in investment activities totaled NT$10 billion, mainly due to capital expenditures of NT$25 billion, partially offset by an NT$16 billion in net proceeds from the disposition of marketable financial instruments.
Net cash used in financing activities was NT$1 billion during the quarter.
As a result, TSMC ended the quarter with a cash balance of NT$163 billion, NT$23 billion higher than in 1Q07.
Operating and Free Cash Flows:
TSMC continues to generate strong operating cash flows and free cash flows. Cash flows generated from operating activities were NT$35 billion. Free cash flows, defined as the excess of operating cash flows over capital expenditures, totaled NT$9 billion in 2Q07, compared to NT$24 billion generated in the previous quarter, mainly due to higher level of capital expenditures in 2Q07.
V — 3. Capital Expenditures

(In US millions)	2Q07	1Q07	YTD

TSMC	747	419	1,166
XinTec and GUC	13	3	16
TSMC Shanghai & WaferTech	4	2	6
Other TSMC Subsidiaries	2	0	2

Total TSMC	766	424	1,190
Capital Expenditures:
Capital expenditures for TSMC consolidated group totaled US$766 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment.
For year 2007, total capital expenditures for TSMC consolidated group is expected to be in the range of US$2.6 billion to US$2.8 billion, unchanged from our previous guidance.

TSMC
July 26, 2007
VI. Recap of Recent Important Events & Announcements

●	TSMC Announces Winners of Second TSMC Outstanding Student Research Award (2007/06/29)

●	TSMC Announces Active Accuracy Assurance Initiative (2007/06/04)

●	TSMC Unveils Reference Flow 8.0 to Address 45nm Design Challenges (2007/06/04)

●	AMD Chooses TSMC 65nm Process for GPU Product Line (2007/05/22)

●	TSMC Successfully Completes Secondary Offering of 240 Million ADSs Priced at US$10.68 Per Share (2007/05/18)

●	TSMC and Spansion Sign Joint Development Agreement to Expand MirrorBit Technology Applicability at 40nm and Below (2007/05/15)

●	TSMC Board Approves Expansion of 45 Nanometer Capacity (2007/05/08)

●	TSMC Shareholders Approve 3.0 Cash and 0.5% Stock Dividend (2007/05/07)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2007 (audited)			March 31, 2007 (unaudited)		June 30, 2006 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$4,991	$163,391	25.6	$140,274	23.0	$141,452	23.8	$23,117	16.5	$21,939	15.5
Investments in Marketable Financial Instruments	2,129	69,685	10.9	77,096	12.7	70,139	11.8	(7,411)	-9.6	(454)	(0.6)
Accounts Receivable — Trade	1,132	37,054	5.8	33,094	5.4	37,969	6.4	3,960	12.0	(915)	-2.4
Inventories, Net	735	24,045	3.8	22,259	3.7	20,051	3.4	1,786	8.0	3,994	19.9
Other Current Assets	319	10,464	1.7	13,356	2.2	10,079	1.7	(2,892)	(21.6)	385	3.8

Total Current Assets	9,306	304,639	47.8	286,079	47.0	279,690	47.1	18,560	6.5	24,949	8.9

Long-Term Investments	1,379	45,153	7.1	52,185	8.6	42,778	7.2	(7,032)	-13.5	2,375	5.6

Property, Plant and Equipment	23,434	767,100	120.3	734,182	120.6	681,123	114.7	32,918	4.5	85,977	12.6
Less: Accumulated Depreciation	(15,351)	(502,495)	-78.8	(483,834)	-79.5	(429,993)	-72.4	(18,661)	3.9	(72,502)	16.9

Property, Plant and Equipment, Net	8,083	264,605	41.5	250,348	41.1	251,130	42.3	14,257	5.7	13,475	5.4

Other Assets	705	23,037	3.6	20,159	3.3	20,145	3.4	2,878	14.3	2,892	14.4

Total Assets	$19,473	$637,434	100.0	$608,771	100.0	$593,743	100.0	$28,663	4.7	$43,691	7.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$3	$99	—	$79	—	$—	—	$20	24.4	$99
Accounts Payables	341	11,157	1.8	10,129	1.7	10,282	1.7	1,028	10.2	875	8.5
Payables to Contractors and Equipment Suppliers	520	17,010	2.7	9,094	1.5	17,214	2.9	7,916	87.1	(204)	-1.2
Accrued Expenses and Other Current Liabilities	3,035	99,365	15.5	21,101	3.4	80,300	13.6	78,264	370.9	19,065	23.7
Current Portion of Bonds Payable and Long-Term liabilities	146	4,782	0.8	4,714	0.8	2,505	0.4	68	1.4	2,277	90.8

Total Current Liabilities	4,045	132,413	20.8	45,117	7.4	110,301	18.6	87,296	193.5	22,112	20.0

Bonds Payable	382	12,500	2.0	12,500	2.1	17,000	2.9	—	0.0	(4,500)	-26.5
Other Long-Term Liabilities	570	18,649	2.9	19,415	3.2	18,943	3.1	(766)	(3.9)	(294)	(1.6)

Total Liabilities	4,997	163,562	25.7	77,032	12.7	146,244	24.6	86,530	112.3	17,318	11.8

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,072	264,235	41.5	258,330	42.4	258,234	43.5	5,905	2.3	6,001	2.3
Capital Surplus	1,641	53,726	8.4	54,231	8.9	53,822	9.1	(505)	(0.9)	(96)	-0.2
Retained Earnings	4,705	154,010	24.2	215,963	35.5	136,723	23.0	(61,953)	(28.7)	17,287	12.6
Treasury Stock	(28)	(918)	-0.1	(918)	-0.2	(918)	-0.1	—	0.0	—	—
Others	(5)	(167)	-0.1	1,020	0.2	(1,029)	-0.2	(1,187)	-116.3	862	-83.8

Total Equity Attributable to Shareholders of the Parent	14,385	470,886	73.9	528,626	86.8	446,832	75.3	(57,740)	(10.9)	24,054	5.4
Minority Interest	91	2,986	0.4	3,113	0.5	667	0.1	(127)	(4.1)	2,319	347.7

Total Shareholders’ Equity	14,476	473,872	74.3	531,739	87.3	447,499	75.4	(57,867)	(10.9)	26,373	5.9

Total Liabilities & Shareholders’ Equity	$19,473	$637,434	100.0	$608,771	100.0	$593,743	100.0	$28,663	4.7	$43,691	7.4

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.735 as of June 30, 2007.
2.Financial StatementBS

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended June 30, 2007, March 31, 2007, and June 30, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q2 2007			Q1 2007		Q2 2006		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,261	$74,918	100.0	$64,897	100.0	$82,118	100.0	$10,021	15.4	($7,200)	-8.8
Cost of Sales	(1,290)	(42,738)	-57.0	(40,287)	-62.1	(39,620)	-48.2	(2,451)	6.1	(3,118)	7.9

Gross Profit	971	32,180	43.0	24,610	37.9	42,498	51.8	7,570	30.8	(10,318)	-24.3

Operating Expenses
Research and Development Expenses (4)	(130)	(4,301)	-5.7	(3,942)	-6.1	(4,096)	-5.0	(359)	9.1	(205)	5.0
General and Administrative Expenses (4)	(65)	(2,151)	-2.9	(1,902)	-2.9	(2,086)	-2.5	(249)	13.1	(65)	3.1
Sales and Marketing Expenses (4)	(30)	(994)	-1.4	(889)	-1.4	(993)	-1.3	(105)	11.7	(1)	0.1

Total Operating Expenses	(225)	(7,446)	-10.0	(6,733)	-10.4	(7,175)	-8.8	(713)	10.6	(271)	3.8

Income from Operations	746	24,734	33.0	17,877	27.5	35,323	43.0	6,857	38.4	(10,589)	-30.0

Non-Operating Income, Net	85	2,802	3.7	1,830	2.8	299	0.4	972	53.1	2,503	835.4
Investment Gains	15	488	0.7	361	0.6	650	0.8	127	35.4	(162)	-24.8

Income before Income Tax	846	28,024	37.4	20,068	30.9	36,272	44.2	7,956	39.6	(8,248)	-22.7

Income Tax (Expenses) Benefits	(73)	(2,394)	-3.2	(1,107)	-1.7	(2,281)	-2.8	(1,287)	116.2	(113)	5.0

Net Income Before Cumulative Effect of Changes in Accounting Principles	773	25,630	34.2	18,961	29.2	33,991	41.4	6,669	35.2	(8,361)	-24.6

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	—	—	—	—	—	—	—	—	—	—	—

Net Income	773	25,630	34.2	18,961	29.2	33,991	41.4	6,669	35.2	(8,361)	-24.6

Minority Interest	(4)	(146)	-0.2	(122)	-0.2	11	0.0	(24)	19.9	(157)	—

Net Income Attributable to Shareholders of the Parent	769	25,484	34.0	18,839	29.0	34,002	41.4	6,645	35.3	(8,518)	-25.1

Earnings per Share — Diluted	$0.03	$0.96		$0.71		$1.29		$0.25	35.3	-$0.32	-25.1

Earnings per ADR — Diluted (2)	$0.15	$4.82		$3.57		$6.44		$1.26	35.3	-$1.62	-25.1

Weighted Average Outstanding Shares — Diluted (‘M) (3)		26,409		26,406		26,394

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.142 for the second quarter of 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,394M shares for 2Q06 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.
2.Financial StatementIS (Q)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Six Months End June 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For The Six Months Ended June 30
	2007			2006		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$4,235	$139,815	100.0	$159,968	100.0	($20,153)	-12.6
Cost of Sales	(2,515)	(83,025)	-59.4	(79,743)	-49.8	(3,282)	4.1

Gross Profit	1,720	56,790	40.6	80,225	50.2	(23,435)	-29.2

Operating Expenses
Research and Development Expenses (4)	(250)	(8,243)	-5.9	(7,936)	-5.0	(307)	3.9
General and Administrative Expenses (4)	(123)	(4,053)	-2.9	(3,950)	-2.5	(103)	2.6
Sales and Marketing Expenses (4)	(56)	(1,883)	-1.3	(2,114)	-1.3	231	-10.9

Total Operating Expenses	(429)	(14,179)	-10.1	(14,000)	-8.8	(179)	1.3

Income from Operations	1,291	42,611	30.5	66,225	41.4	(23,614)	-35.7

Non-Operating Income, Net	140	4,632	3.3	1,716	1.1	2,916	170.0
Investment Gains	26	849	0.6	1,250	0.8	(401)	-32.1

Income before Income Tax	1,457	48,092	34.4	69,191	43.3	(21,099)	-30.5

Income Tax (Expenses) Benefits	(106)	(3,501)	-2.5	(4,136)	-2.6	635	-15.3

Net Income before Cumulative Effect of Changes in Accounting Principles	1,351	44,591	31.9	65,055	40.7	(20,464)	-31.5

Cumulative Effect of Changes in Accounting Principles (Net of Tax)	0	0	0.0	1,607	1.0	(1,607)	-100.0

Net Income	1,351	44,591	31.9	66,662	41.7	(22,071)	-33.1

Minority Interest	(9)	(268)	-0.2	(53)	-0.1	(215)	403.9

Net Income Attributable to Shareholders of the Parent	1,342	44,323	31.7	66,609	41.6	(22,286)	-33.5

Earnings per Share — Diluted	$0.05	$1.68		$2.52		-$0.85	-33.5

Earnings per ADR — Diluted (2)	$0.25	$8.39		$12.62		-$4.23	-33.5

Weighted Average Outstanding Shares — Diluted (‘M) (3)		26,409		26,394

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.015 for six months ended June 30, 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,394M shares for the six months ended June 30, 2006 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

2.Financial StatementIS (YTD)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Six Months Ended June 30, 2007 and for the Three Months Ended June 30, 2007, March 31, 2007, and June 30, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Six Months 2007		2Q 2007	1Q 2007	2Q 2006
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,342	$44,323	$25,484	$18,839	$34,002
Net Income Attributable to Minority Interest	8	268	146	122	(11)
Depreciation & Amortization	1,208	39,867	19,616	20,251	17,888
Deferred Income Tax	(18)	(601)	371	(972)	860
Equity in Earnings of Equity Method Investees, Net	(26)	(849)	(488)	(361)	(650)
Changes in Working Capital & Others	(306)	(10,119)	(10,384)	265	(1,698)

Net Cash Provided by Operating Activities	2,208	72,889	34,745	38,144	50,391

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(910)	(30,030)	(14,234)	(15,796)	(39,850)
Investments Accounted for Using Equity Method	—	—	—	—	(48)
Property, Plant and Equipment	(1,190)	(39,303)	(25,345)	(13,959)	(21,391)
Financial Assets Carried at Cost	(13)	(430)	(218)	(212)	(168)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	1,492	49,272	30,013	19,259	32,075
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	—	11	10	1	(215)
Financial Assets Carried at Cost	—	14	0	14	—
Others	(93)	(3,101)	(383)	(2,717)	(653)

Net Cash Used In Investing Activities	(714)	(23,567)	(10,157)	(13,410)	(30,250)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	(24)	(806)	(418)	(388)	139
Proceeds from Exercise of Stock Options	9	297	175	122	209
Bonus Paid to Directors and Supervisors	(9)	(286)	(286)	—	(257)
Repayment of Long-Term Bonds Payable	(76)	(2,500)	—	(2,500)	(2)
Cash Dividends Paid for Common Stock	—	—	—	—	—
Cash Bonus Paid to Employees	—	—	—	—	—
Others	(1)	(26)	2	(28)	(15)

Net Cash Provided by (Used in) Financing Activities	(101)	(3,321)	(527)	(2,794)	74

Net Increase in Cash and Cash Equivalents	1,393	46,001	24,061	21,940	20,215

Effect of Exchange Rate Changes and Others	(13)	(447)	(944)	497	(14)

Cash and Cash Equivalents at Beginning of Period	3,569	117,837	140,274	117,837	121,251

Cash and Cash Equivalents at End of Period	$4,949	$163,391	$163,391	$140,274	$141,452

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.015 for the six months ended June 30, 2007.

2.Financial StatementCF

Proprietary

TSMC

2007 Second Quarter Results
Investor Conference

July 26, 2007

© 2007 TSMC, Ltd

The Proven Path to Success℠

TSMC 2007 Second Quarter Results Investor Conference July 26, 2007

Proprietary

Agenda

- Welcome
- 2007 2Q Consolidated Financial Results
- Q&A

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Agenda Welcome 2007 2Q Consolidated Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2007 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

tsmc
Proprietary

2Q'07 Result Highlights

(In NT billions)	2Q07	1Q07	2Q06
Net Sales	74.92	64.90	82.12
Net Income (1)	25.48	18.84	34.00
EPS - Diluted (NT$)	0.96	0.71	1.29
Total Assets	637.43	608.77	593.74
Total Liabilities	163.56	77.03	146.24
Total Shareholders' Equity	473.87	531.74	447.50
Shipment (Kpcs, 8"-equiv. Wafer)	1,856	1,566	1,869
ROE (%) (2)	20.4%	14.5%	29.4%

P. 4 © 2007 TSMC, Ltd

The Proven Path to Success SM

Net Income attributable to shareholders of the parent company Annualized ROE for the quarter based on average equity attributable to shareholders of the parent 2Q'07 Result Highlights

Income Statements

Proprietary

(In NT billions except otherwise noted)	2Q07	1Q07	2Q06	QoQ	YoY
Net Sales	74.92	64.90	82.12	15.4%	-8.8%
COGS	(42.74)	(40.29)	(39.62)	6.1%	7.9%
Gross Profit	32.18	24.61	42.50	30.8%	-24.3%
Gross Margin	*43.0%*	*37.9%*	*51.8%*		
Operating Expense	(7.45)	(6.73)	(7.18)	10.6%	3.8%
Operating Income	24.73	17.88	35.32	38.4%	-30.0%
Operating Margin	*33.0%*	*27.5%*	*43.0%*		
Non-operating Income/(Expense)	3.29	2.19	0.95	50.2%	246.7%
Income before Tax	28.02	20.07	36.27	39.6%	-22.7%
Income Tax Benefit/(Expense)	(2.39)	(1.11)	(2.28)	116.2%	5.0%
Minority Interest	(0.15)	(0.12)	0.01		
Net Income[(1)]	25.48	18.84	34.00	35.3%	-25.1%
Net Margin	*34.0%*	*29.0%*	*41.4%*		
Diluted EPS (NT dollar)	0.96	0.71	1.29	35.3%	-25.1%

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© 2007 TSMC, Ltd
The Proven Path to Success℠

Income Statements Net Income attributable to shareholders of the parent company

Balance Sheets & Key Indices

Proprietary

Selected Items from Balance Sheets (In NT billions)	2Q07		1Q07		2Q06	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	233.1	36.5%	217.4	35.7%	211.6	35.6%
Accounts Receivable - Trade	37.1	5.8%	33.1	5.4%	38.0	6.4%
Inventory	24.0	3.8%	22.3	3.7%	20.1	3.4%
Current Assets	304.6	47.8%	286.1	47.0%	279.7	47.1%
Long-Term Investment	45.2	7.1%	52.2	8.6%	42.8	7.2%
Net PP&E	264.6	41.5%	250.3	41.1%	251.1	42.3%
Total Assets	**637.4**	**100.0%**	**608.8**	**100.0%**	**593.7**	**100.0%**
Accounts Payable	28.2	4.5%	19.2	3.2%	27.5	4.6%
Current Portion of Bonds Payable	4.5	0.7%	4.5	0.7%	2.5	0.4%
Accrued Cash Dividend & Profit Sharing	82.1	12.9%	0.0	0.0%	65.2	11.0%
Accrued Liabilities and Others	17.6	2.7%	21.4	3.5%	15.1	2.6%
Current Liabilities	**132.4**	**20.8%**	**45.1**	**7.4%**	**110.3**	**18.6%**
Long-Term Interest-bearing Debt	**21.4**	**3.4%**	**21.4**	**3.5%**	**24.7**	**4.2%**
Total Liabilities	**163.6**	**25.7%**	**77.0**	**12.7%**	**146.2**	**24.6%**
Total Shareholders' Equity	**473.9**	**74.3%**	**531.7**	**87.3%**	**447.5**	**75.4%**

Key Indices	2Q07	1Q07	2Q06
A/R Turnover Days	**44**	**47**	**44**
Inventory Turnover Days	**52**	**52**	**47**
Current Ratio (x)	**2.3**	**6.3**	**2.5**
Net Working Capital	**172.2**	**241.0**	**169.4**

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The Proven Path to Success℠

Balance Sheets & Key Indices

Cash Flows

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity

Capital Expenditures

Proprietary

* YTD CapEx was based on the weighted average exchange rate of NT$33.015 per US dollar.

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Capital Expenditures 2007 CapEx to be in the range of US$2.6-2.8 billion

Sales Breakdown by Technology

tsmc
Proprietary

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
65nm
100%
75%
50%
25%
0%
6
16
35
33
10
5
14
32
32
17
5
14
32
29
20
5
14
32
25
24
5
13
33
25
24
5
14
33
25
22
1
6
15
30
26
22
1
5
12
30
24
26
3
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

P. 10 © 2007 TSMC, Ltd
The Proven Path to Success℠

Sales Breakdown by Technology

Sales Breakdown by Application

tsmc
Proprietary

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
30 41 23 1 5
32 41 21 1 5
37 39 18 1 5
30 44 20 1 5
28 45 20 2 5
32 42 16 3 7
30 42 17 4 7
29 44 18 3 6

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Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
75 11 9 5
77 11 8 4
78 11 7 4
77 10 9 4
78 10 8 4
78 11 7 4
77 11 7 5
74 13 9 4

P. 12 © 2007 TSMC, Ltd

The Proven Path to Success℠
Proprietary

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
29
28
26
28
29
35
35
32
71
72
74
72
71
65
65
68

P. 13
©2007 TSMC, Ltd
The Proven Path to Success

Sales Breakdown by Customer

3Q'07 Guidance

Proprietary

P. 14 © 2007 TSMC, Ltd
The Proven Path to Success SM

3Q'07 Guidance Revenue is expected to be between NT$85 billion and NT$87 billion Gross profit margin is expected to be between 43% and 45%; Operating profit margin is expected to be between 33% and 35%.

Recap of Recent Major Events TSMC Announces Winners of Second TSMC Outstanding Student Research Award (2007/06/29) TSMC Announces Active Accuracy Assurance Initiative (2007/06/04) TSMC Unveils Reference Flow 8.0 to Address 45nm Design Challenges (2007/06/04) AMD Chooses TSMC 65nm Process for GPU Product Line (2007/05/22) TSMC Successfully Completes Secondary Offering of 240 Million ADSs Priced at US$10.68 Per Share (2007/05/18) TSMC and Spansion Sign Joint Development Agreement to Expand MirrorBit Technology Applicability at 40nm and Below (2007/05/15) TSMC Board Approves Expansion of 45 Nanometer Capacity (2007/05/08) TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend (2007/05/07) * Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements.

Proprietary

http://www.tsmc.com

invest@tsmc.com

© 2007 TSMC, Ltd

The Proven Path to Success℠

http://www.tsmc.com invest@tsmc.com

SIGNATURES

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 26, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer